UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market August | 2022

Azul is the most on-time airline in the world

In July 2022, Cirium named Azul the most on-time airline in the world

São Paulo, August 18, 2022 – Azul S.A., “Azul”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil in terms of number of flights and cities served, was named by Cirium (leading aviation data analysis company) the most on-time airline in the world in July 2022.

According to “The Airline On-Time Performance Report”, Azul’s on-time performance was 89.50%, leading ahead of all airlines analyzed in the five regions – Asia and Pacific, North America, Europe, Africa, Middle East, and Latin America. In 2022 Azul was 2 times the most on-time airline in the world and remained as one of the most on-time airlines during the whole year.

“I could not be prouder of our operation and our crewmembers, which led Azul to be not only the most on-time airline in the world, but also the airline with one of the highest customer satisfaction metrics. Demand for Azul’s products and services has never been stronger, and we remain optimistic about the opportunities ahead of us in the second half of the year, seasonally our strongest period,” says John Rodgerson, CEO of Azul.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers more than 900 daily flights to more than 150 destinations. With an operating fleet of 160 aircraft and more than 13,000 crewmembers, Azul has a network of more than 300 non-stop routes. In 2020 Azul was awarded best airline in the world by TripAdvisor, the first time a Brazilian Flag Carrier ranked number one in the Traveler’s Choice Awards. For more information visit www.voeazul.com.br/ir.

About Cirium’s report

Cirium's airline punctuality report is the longest-running analysis in the industry and monitors airline flights on five continents. The analysis considers information from more than 600 real-time flight sources, airports, global distribution systems, position data, and civil aviation authorities, as well as the airlines themselves. A flight is considered on-time when the aircraft arrives at the gate within 15 minutes before the estimated time. In all, the survey evaluated more than 300,000 flights worldwide, 131,000 of which were in Latin America.

Contact

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    August 18, 2022

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer